UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

November 25, 2025

METHANEX CORPORATION APPOINTS DON MARCHAND TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (November 25, 2025) – Methanex Corporation (TSX: MX) (Nasdaq: MEOH) is pleased to announce the appointment of Don Marchand to its Board of Directors effective December 1, 2025.
With a career spanning nearly four decades in finance and energy infrastructure, Mr. Marchand brings extensive expertise in financial leadership and corporate strategy. From 1994 onward, he held positions of increasing responsibility in finance at TC Energy (formerly TransCanada Corporation), a leading North American energy infrastructure company. From 2010 until his retirement in 2021, Mr. Marchand served as the Executive Vice President and Chief Financial Officer at TC Energy, with additional responsibility for Strategy and Corporate Development for three years during this period.
Mr. Marchand graduated with a Bachelor of Commerce from the University of Manitoba and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Institute of Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts. Mr. Marchand also serves as a director of Fortis Inc.
“We are excited to welcome Don to Methanex. His broad executive expertise across core financial functions and deep knowledge of the North American energy sector will be strong assets to our Board,” said Doug Arnell, Methanex’s Chair of the Board.
Methanex is a Vancouver-based, publicly traded company and is the world's largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Select Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com.
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For further information, contact:
Methanex Investor Inquiries
+1-604-661-2600 or Toll Free: +1-800-661-8851
invest@methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 25, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary